                                                                                                                            AVT, Inc.

VIA EDGAR

November 7, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended, of S-1 Registration Statement and Pre-Effective Amendment No. 1
thereto SEC File No. 333-183903

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, AVT, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s S-1 Registration Statement (the "Registration Statement") and Pre-Effective Amendment No. 1 thereto (the "Amendment"), filed with the Commission on September 14, 2012 and September 27, 2012, respectively.

The Registrant has determined that it will not go forward with the offering on the terms described in the Registration Statement and the Amendment. The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement and the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  No securities were sold under the Registration Statement or the Amendment.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at natb@avtinconline.com with copy to Phillip E. Koehnke, APC via email at pek@peklaw.com.

Thank you.

AVT, Inc.

                     /s/ Natalie Russell

Natalie Russell
President

AVT INC. - 341 Bonnie Circle Ste. 102, Corona, CA 92880  - (877) 424-3663 -  www.avtinconline.com